



SEC     05036669     SSION

*AM 3-2-2005*

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 42965 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 5, 2004     AND ENDING December 31, 2004

                                 MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NN:

NAME OF BROKER-DEALER: VestPoint Securities, Inc.

FN: Home Discount Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

3001 Executive Drive, Suite 200

(No. and Street)

| Clearwater | FL | 33762 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Kingery                          813-874-1280

                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kingery & Crouse, P.A.

(Name – *if individual, state last, first, middle name*)

| 2801 W. Busch Blvd. | Tampa | FL | 33618 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

*PROCESSED MAR 14 2005 THOMSON FINANCIAL*

### FOR OFFICIAL USE ONLY

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



# OATH OR AFFIRMATION

I, _____Russell E. Osborn_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Vestpoint Securities, Inc._____, as

of __December 31_____, 20 _04___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

<br>

<br>

JULIE E. ZUZULA
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD193108
EXPIRES 03/12/2007
BONDED THRU 1-888-NOTARY1

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

N/A - Not Applicable

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



# VESTPOINT SECURITIES, INC.

Financial Statements
and Supplementary Information
as of and for the period
February 5, 2004 (date of acquisition)
to December 31, 2004
and
Independent Auditors' Report

# VESTPOINT SECURITIES, INC.

## TABLE OF CONTENTS



## INDEPENDENT AUDITORS' REPORT

To the Stockholder of Vestpoint Securities, Inc.:

*We have audited the accompanying statement of financial condition of Vestpoint Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the period February 5, 2004 (date of acquisition) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.*

*We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.*

*In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the period February 5, 2004 (date of acquisition) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.*

*Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained at page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.*

*Kingery & Crouse, P.A.*

*February 8, 2005*

2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
PHONE: 813.874.1280 ■ FAX: 813.874.1292 ■ WWW.TAMPACPA.COM

# VESTPOINT SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 22,322 |
| Commissions receivable (net of allowance of $0) | | 56,596 |
| Other current assets | | 5,787 |
| Deposit with clearing organization | | 25,000 |
| **TOTAL** | $ | 109,705 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accounts payable | $ | 3,008 |
| Commissions payable | | 45,590 |
| Accrued and other liabilities | | 18,732 |
| Total liabilities | | 67,330 |

Stockholder's equity:

| | | |
|---|---|---:|
| Common stock - $1 par value; 100,000 shares authorized; 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 83,380 |
| Deficit | | (41,105) |
| Total stockholder's equity | | 42,375 |
| **TOTAL** | $ | 109,705 |

See notes to financial statements.

# VESTPOINT SECURITIES, INC.

## STATEMENT OF OPERATIONS
### FOR THE PERIOD FEBRUARY 5, 2004 (DATE OF ACQUISITION)
### TO DECEMBER 31, 2004

**REVENUES:**

| | | |
|---|---|---|
| Commission revenues: | | |
| REITS | $ | 263,412 |
| Mutual funds | | 130,901 |
| Variable annuities | | 122,160 |
| OTC and other | | 14,231 |
| Other miscellaneous income | | 1,490 |
| | | |
| Total revenues | | 532,194 |

**EXPENSES:**

| | |
|---|---|
| Auto | 4,583 |
| Advertising | 7,604 |
| Bank charges | 139 |
| Clearing charges | 6,540 |
| Commissions | 222,306 |
| Dues and subscriptions | 1,614 |
| Employee benefits | 5,080 |
| Information systems | 19,540 |
| Insurance | 1,947 |
| Licenses and permits | 30,317 |
| Loss from impairment of goodwill | 36,000 |
| Office expenses and supplies | 8,387 |
| Marketing | 4,279 |
| Meals and entertainment | 565 |
| Miscellaneous | 942 |
| Postage | 2,163 |
| Printing | 1,821 |
| Professional fees | 85,010 |
| Rent | 8,268 |
| Salaries, wages and related payroll taxes | 121,534 |
| Telephone | 618 |
| Training | 1,088 |
| Travel | 2,954 |
| | |
| Total expenses | 573,299 |
| | |
| Net loss | $ (41,105) |

See notes to financial statements.

3

# VESTPOINT SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE PERIOD FEBRUARY 5, 2004 (DATE OF ACQUISITION)
## TO DECEMBER 31, 2004

|  | Common Stock | Additional Paid-In Capital | Deficit | Total |
|---|---|---|---|---|
| **BALANCES – February 5, 2004 (date of acquisition)** | $ 100 | $ 35,900 | $ - | $ 36,000 |
| Net loss |  |  | (41,105) | (41,105) |
| Capital contributions |  | 47,480 |  | 47,480 |
| **BALANCES – End of period** | $ 100 | $ 83,380 | $ (41,105) | $ 42,375 |

See notes to financial statements.

## VESTPOINT SECURITIES, INC.

### STATEMENT OF CASH FLOWS
### FOR THE PERIOD FEBRUARY 5, 2004 (DATE OF ACQUISITION)
### TO DECEMBER 31, 2004

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (41,105) |
| Adjustments to reconcile net loss net to cash used in operating activities: | | |
| Loss from impairment of goodwill | | 36,000 |
| Increase (decrease) in cash flows from changes in operating assets and liabilities: | | |
| Commissions receivable | | (56,290) |
| Deposits and other current assets | | (29,095) |
| Accounts payable | | 8 |
| Commissions payable | | 45,525 |
| Accrued and other liabilities | | 10,410 |
| **NET CASH USED IN OPERATING ACTIVITIES** | | (34,547) |
| | | |
| **CASH FLOWS USED IN INVESTING ACTIVITIES -** | | |
| Acquisition of goodwill | | (36,000) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Acquisition of common stock | | 36,000 |
| Capital contributions | | 47,480 |
| **NET CASH PROVIDED BY FINANCING ACTIVITES** | | 83,480 |
| | | |
| **NET INCREASE IN CASH** | | 12,933 |
| | | |
| **CASH – Beginning of period** | | 9,389 |
| | | |
| **CASH - End of period** | $ | 22,322 |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| | | |
| Income taxes paid | $ | - |
| | | |
| Interest paid | $ | - |

See notes to financial statements.

## NOTES TO FINANCIAL STATEMENTS
## AS OF AND FOR THE PERIOD FEBRUARY 5, 2004 (DATE OF ACQUISITION)
## TO DECEMBER 31, 2004

---

### NOTE A – NATURE OF BUSINESS AND ACQUISITION

Vestpoint Securities, Inc. (the "Company") is a Florida S Corporation conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

On February 5, 2004, the stockholder of the Company acquired all of the outstanding shares of Home Discount Securities, Inc. from its sole stockholder for a purchase price of $36,000. The transaction was accounted for using the purchase method of accounting. The results of operations have been included in the accompanying financial statements since the effective date of the acquisition. On February 5, 2004, the purchase price was allocated as follows:

| | |
|---|---|
| Current assets | $11,387 |
| Current liabilities | (11,387) |
| Goodwill | 36,000 |
| | |
| Total | $36,000 |

The assets acquired and liabilities assumed were recorded at historical cost, which approximated the fair value of the assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $36,000 was recorded as goodwill. The Company determined that the goodwill was impaired immediately and recorded a charge to operations for the impairment.

Effective April 29, 2004, the articles of incorporation were amended to change the name of the Company from Home Discount Securities, Inc. to Vestpoint Securities, Inc.

The Company operates from various offices throughout the state of Florida, and substantially all of its customers are residents of such state. As such, it is at least reasonably possible that a significant economic downturn in Florida could adversely impact the Company's operations.

### NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting* - The accompanying financial statements are prepared using the accrual method of accounting.

*Use of Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

*Revenue Recognition* – The Company's primary source of revenue arises from commissions earned from the purchase and sale of securities, particularly mutual funds, over-the-counter and other stocks, real estate investment trusts (REITS) and variable annuities. Customers' securities transactions are reported on a settlement date basis and the recognition of commission income

and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Customers of variable annuities products are entitled to a rescission period; however, management does not believe that any such rescissions would have a material impact on the Company's results of operations.

***Customer Accounts*** - The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

***Allowance for Doubtful Accounts*** – The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2004 have been recovered subsequent to year end.

***Income Taxes*** - The Company, with the consent of its stockholder, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of S Corporations are taxed on their proportionate share of a Company's taxable income. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

***Advertising Costs*** – Advertising costs are charged to operations as incurred and amounted to approximately $7,600 during the period February 5, 2004 (date of acquisition) to December 31, 2004.

***Accounting Pronouncements*** – The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2004. The Company has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near term.

## NOTE C – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE D – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counter-parties that primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At December 31, 2004, financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of commissions' receivable and cash. At December 31, 2004, approximately 59% and 35% of commission receivables are due from two offerors of securities. With respect to cash at December 31, 2004, the Company maintains its cash in deposit accounts with two high quality financial institutions. Cash in deposit accounts may at times exceed federally insured limits.

For the period February 5, 2004 (date of acquisition) to December 31, 2004, substantially all REIT commission revenue was derived from sales of securities of one trust entity, comprising approximately 49% of total revenue of the Company. Additionally, approximately 18% of total revenue was derived from sales of securities offered by a particular mutual fund organization and approximately 14% of total revenue was derived from sales of variable annuities offered by a particular provider during the period February 5, 2004 (date of acquisition) to December 31, 2004.

## NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital of $34,017 was $29,017 in excess of its required net capital of $5,000. At December 31, 2004, the Company's aggregate indebtedness to net capital ratio was 1.98 to 1.

## NOTE F – CONTINGENCIES

In the normal course of business, the Company is involved in a legal matter in which the claimant is seeking $280,000 from multiple respondents. Because the complained-of transactions giving rise to this matter took place prior to February 5, 2004 (date of acquisition), the Company is attempting to be dismissed from the proceeding due to its lack of involvement. In the event they are unsuccessful in this attempt, management intends to defend the case vigorously. Because the case is currently in the discovery stage, its ultimate outcome cannot presently be determined. Accordingly, no effect has been given to any loss that may result from the resolution of this matter in the accompanying financial statements.

## NOTE G – EMPLOYEE BENEFIT PLAN

Effective June 1, 2004, the Company adopted the *Advantec Solutions Retirement Plan* covering substantially all employees meeting certain eligibility requirements. The Company may make discretionary matching contributions to the Plan; however, there were no matching contributions made for the period February 4, 2004 (date of acquisition) to December 31, 2004.

## NOTE H – RELATED PARTY TRANSACTIONS

The Company subleases office space from a related party under an operating lease agreement expiring in April 2005, at which time, the Company has the option to renew the lease on a

monthly basis. Rent expense was approximately $8,200 for the period February 5, 2004 (date of acquisition) to December 31, 2004.

The Company also pays this related party a monthly fee for certain overhead and management services. The Company paid this related party approximately $18,000 for such services for the period February 5, 2004 (date of acquisition) to December 31, 2004. Further, the Company paid consulting fees of approximately $5,000 to an entity owned by an officer of this related party.

The Company pays certain fees on a biweekly basis to an officer for additional professional services provided to the Company. Such fees are included in professional fees in the accompanying statement of operations and amounted to $54,250 for the period February 5, 2004 to December 31, 2004.

# VESTPOINT SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2004

| | | |
|---|---|---:|
| Net Capital: | | |
| Total stockholder's equity | $ | 42,375 |
| Total stockholder's equity qualified for net capital | | 42,375 |
| | | |
| Deductions: | | |
| Aged commissions receivable | | 2,571 |
| Other assets | | 5,787 |
| Total deductions | | 8,358 |
| | | |
| **Net capital** | $ | **34,017** |
| | | |
| Minimum net capital requirement | $ | 5,000 |
| | | |
| Excess net capital | $ | 29,017 |
| | | |
| Excess net capital at 1000% | $ | 27,284 |
| | | |
| Aggregate indebtedness: | | |
| Accounts payable | $ | 3,008 |
| Commissions payable | | 45,590 |
| Accrued and other liabilities | | 18,732 |
| Total aggregate indebtedness | $ | 67,330 |
| | | |
| **Ratio: Aggregate indebtedness to net capital** | | **1.98 to 1** |
| | | |
| **Reconciliation of net capital to Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)** | | |
| Net capital as reported in Company's Part II unaudited FOCUS report | $ | 34,017 |
| Adjustments: none | | - |
| Net capital, per above | $ | 34,017 |

See notes to financial statements.



## KINGERY &CROUSE PA

### CERTIFIED PUBLIC ACCOUNTANTS



*To the Stockholder of Vestpoint Securities, Inc.:*

*In planning and performing our audit of the financial statements of Vestpoint Securities, Inc. (the "Company"), as of and for the period February 11, 2005 (date of acquisition) to December 31, 2004, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.*

*Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), for the following:*

1. *Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)*

2. *Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13*

3. *Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System*

4. *Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3*

*The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's*

*authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.*

*Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.*

*Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.*

*We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.*

*This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.*

*Kingery & Crouse, P.A.*

*February 8, 2005*